UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                           )
Application for Dominion Resources, Inc.   )  CERTIFICATE PURSUANT TO
and Virginia Power Electric Company on     )  RULE 24 UNDER THE
Form U-1 (File No. 70-9807)                )  PUBLIC  UTILITY HOLDING
                                           )  COMPANY ACT OF 1935, AS AMENDED
                                           )
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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, as amended,  Dominion Resources,  Inc. ("DRI") and Virginia
Electric  Power  Company  (the  "Company")   certify  that  the  acquisition  of
securities of three non-utility generation facilities, as proposed in the Application to the Commission on Form U-1 in File Number 70-9807, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 27355, dated March 16, 2001, has been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and of the Commission's order with respect thereto.

                                    SIGNATURE

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned companies have caused this Certificate to be signed on their behalf by the undersigned thereunto duly authorized.

Dominion Resources, Inc.               Virginia Electric and Power Company
By:      /s/James F. Stutts            By:    /s/Karen W. Doggett
   Name:   James F. Stutts                Name:    Karen W. Doggett
   Title:  Vice President and             Title:   Assistant Corporate Secretary
           General Counsel

                                       Date:    April 6, 2001
Date:    April 6, 2001